UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Steven A. Museles Chief Legal Officer CapitalSource Inc. 4445 Willard Avenue, 12th Floor Chevy Chase, MD 20815 (301) 841-2700	James E. Showen, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2006

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2
SCHEDULE 13D

1.	Name of Reporting Person: John K. Delaney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,023,115

		8.	Shared Voting Power: 1,103,479

		9.	Sole Dispositive Power: 8,023,115

		10.	Shared Dispositive Power: 1,103,479

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,126,594

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14055X 10 2

This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the “Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on January 27, 2004 and Amendment No. 2, filed with the Commission on February 11, 2004, by John K. Delaney (the “Reporting Person”) relating to shares of Common Stock, par value $0.01 per share (the “Shares”), of CapitalSource Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Reporting Person’s original Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following:

On June 6, 2006, the Reporting Person and the Issuer entered into an employment agreement (the “Employment Agreement”) and two option agreements (the “Option Agreements”). Pursuant to the Employment Agreement, the Reporting Person will receive quarterly grants of restricted stock units of the Issuer valued at $100,000. Pursuant to the Option Agreements, the Reporting Person was granted options to purchase an aggregate of 7,000,000 Shares (the “Options”). The Options vested with respect to 1,750,000 Shares on June 6, 2006. The remainder of the Shares will vest as follows: 875,000 Shares will vest on each of January 1, 2007 and 2008; and 3,500,000 shares (the “Performance Vesting Shares”) will vest in two equal installments on January 1, 2010 and 2011 if the average closing price of the Issuer's common stock over any 60 consecutive trading days (the “Average Price”) has equaled or exceeded $32.00 per share or upon a change in control if the per share price paid in connection with such change in control exceeds $32.00 per share; provided, however, that 1/3 of these shares will vest on January 1, 2009 if the Average Price has been reached by that date, or, in the event it has not been reached by that date but it is reached before the termination of the Performance Vesting Shares, on the date the Average Price is reached.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof and replacing them as follows and by adding to paragraph (c) as follows:

(a) As of the date of hereof, the Reporting Person beneficially owns an aggregate of 9,126,594 Shares, which represents 5.2% of the Issuer’s Shares. The Shares beneficially owned by the Reporting Person include 1,103,479 Shares held by the 1997 Delaney Family Trust, an irrevocable trust for the benefit of the Reporting Person’s children.

(b) As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 8,023,115 Shares. The Reporting Person shares power with Elaine Delaney, the trustee (the “Trustee”) of the 1997 Delaney Family Trust, to vote or direct the voting of, or dispose of 1,103,479 Shares held by the 1997 Delaney Family Trust. The Trustee’s address is c/o John K. Delaney, CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815. The Trustee is a citizen of the United States, is not presently employed, and has not been involved in any proceeding described in Items 2(d) or (e).

(c) Pursuant to the Option Agreements, the Options to purchase 1,750,000 Shares vested on June 6, 2006 and are now exercisable by the Reporting Person. Pursuant to the Employment Agreement, the Reporting Person was granted 5,490 restricted stock units on July 3, 2006 in connection with his quarterly compensation.

Item 7. Material to be Filed as Exhibits

1.             Employment Agreement, dated as of June 6, 2006, between CapitalSource Inc. and John K. Delaney (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).

2.             Non-Qualified Option Agreement, dated as of June 6, 2006, between CapitalSource Inc. and John K. Delaney (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).

3.             Non-Qualified Option Agreement, dated as of June 6, 2006, between CapitalSource Inc. and John K. Delaney (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John K. Delaney ________________________ John K. Delaney

July 31, 2006

Exhibit Index

1.             Employment Agreement, dated as of June 6, 2006, between CapitalSource Inc. and John K. Delaney (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).

2.             Non-Qualified Option Agreement, dated as of June 6, 2006, between CapitalSource Inc. and John K. Delaney (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).

3.             Non-Qualified Option Agreement, dated as of June 6, 2006, between CapitalSource Inc. and John K. Delaney (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K dated June 8, 2006).